

Mailstop 3233

June 19, 2017

<u>Via E-mail</u>
John A. Taylor
President and Chief Executive Officer
Granite Point Mortgage Trust Inc.
590 Madison Avenue
36<sup>th</sup> Floor
New York, NY 10022

     **Re:    Granite Point Mortgage Trust, Inc.**
             **Amendments No. 1 and 2 to Registration Statement on Form S-11**
             **Filed June 15, 2017**
             **File No. 333-218197**

Dear Mr. Taylor:

     We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Exhibit 5.1, Legal Opinion</u>

1.     Please refer to assumption (g) on page 3 of the opinion in which counsel assumes that prior to the issuance of the shares, your charter will be filed with and accepted by the State Department of Assessments and Taxation of Maryland. Since the legal opinion opines that the company is legally incorporated, has sufficient authorized shares and has taken all necessary corporate actions, it appears that this assumption is inappropriate. See our Staff Legal Bulletin No. 19. Please have counsel revise its opinion to remove this assumption or tell us why you believe it is appropriate.

You may contact Jeffery Lewis, Staff Accountant, at (202) 551-6216 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Senior Counsel, at (202) 551-3758 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc:    Karen A. Dempsey
       Orrick, Herrington & Sutcliffe LLP
       Via E-mail